Exhibit 99.2
Cresco Labs Establishes At-the-Market Offering
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN OR INTO THE UNITED STATES
CHICAGO – January 30, 2026 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today announced that it has entered into an equity distribution agreement (the “Equity Distribution Agreement“) with Haywood Securities Inc. pursuant to which the Company may, from time to time, sell up to approximately US$100 million (C$140 million) of subordinate voting shares (“Subordinate Voting Shares“) in the capital of the Company (the “ATM Program”). The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate purposes, including potential future acquisitions.
“Establishing this ATM program provides us with another flexible tool to support our strategic objectives as the industry continues to mature and federal reform progresses. Consistent with our approach, we remain focused on disciplined capital allocation and driving long-term, risk-adjusted value for our shareholders. Use of the program would be considered opportunistically, with a focus on market conditions, our equity valuation, and the ability to deploy capital into accretive opportunities that enhance profitability and strengthen our balance sheet,” said Charlie Bachtell, CEO of Cresco Labs.
Since the Subordinate Voting Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the Equity Distribution Agreement. To date, no Subordinate Voting Shares have been distributed by the Company pursuant to the Equity Distribution Agreement.
Sales of Subordinate Voting Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on the Canadian Securities Exchange or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 Marketplace Operation. The ATM Program is being made pursuant to a prospectus supplement dated January 29, 2026 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 3, 2025 (the “Base Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces of Canada.
The Prospectus Supplement (together with the related Base Shelf Prospectus) is available at the Company’s profile on the SEDAR website maintained by the Canadian Securities Administrators at Www.Sedarplus.Ca.
An electronic copy or paper copy of the Base Shelf Prospectus, the Prospectus Supplement and the Equity Distribution Agreement, and any amendment to the documents, may also be obtained without charge, upon request only, directly from Haywood by email at ECM@Haywood.com. The Base Shelf Prospectus and Prospectus Supplement contain important, detailed information about the Company and

Exhibit 99.2
the ATM Program. Prospective investors should read the Base Shelf Prospectus and Prospectus Supplement before making an investment decision.
The offering of the securities described herein has not been, and will not be, registered under the U.S. Securities Act or any state securities laws. Accordingly, these securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to an exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, Subordinate Voting Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Sales under the ATM Program, if any, will be made solely through the facilities of the Canadian Securities Exchange in accordance with applicable securities laws.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements,

Exhibit 99.2
including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts
Media
press@crescolabs.com

Investors
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com